One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000 | Fax: 404-881-7777

David S. Park	Direct Dial: 404-881-7411	Email: david.park@alston.com

May 2, 2023

VIA EDGAR

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561 Attention: Mr. Todd K. Schiffman
Re:	Colony Bankcorp, Inc. Registration Statement on Form S-3, Filed March 16, 2023 Amendment No. 1 to Registration Statement on Form S-3, Filed April 19, 2023 File No. 333-270613

Dear Mr. Schiffman:

On behalf of Colony Bankcorp, Inc. (the “Company”), this letter sets forth the Company’s response to the supplemental comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission from the calls on April 26, 2023 and May 1, 2023 regarding the above-referenced registration statement on Form S-3, as amended (the “Registration Statement”). This letter supplements and updates the letter provided by the Company to the Staff on April 18, 2023.

Set forth below is supplemental information regarding each of the comments made by the Staff from the calls on April 26, 2023 and May 1, 2023. For the convenience of the Staff, the comments made by the Staff are summarized in italics prior to the response to such comments.

Risk Factors

1.What specific actions has the Company taken to bolster its off balance sheet liquidity?

Response: In efforts to bolster its off balance sheet liquidity, the Company has adjusted its collateral at the Federal Home Loan Bank by replacing the Company’s investment securities with its loans, so that now all of the Company’s borrowings and capacity for future borrowings at the Federal Home Loan Bank are collateralized by the Company’s loans. The change in the amount pledged to the Federal Home Loan Bank in connection with this adjustment in collateral is not material to the Company. Moreover, this adjustment further bolstered the Company’s off balance sheet liquidity as it provides the Company with more unencumbered bonds to sell or pledge as collateral to obtain additional funding if needed.

In addition, the Company has pledged securities to the Bank Term Funding Program with the Federal Reserve to ensure that additional funding will be available if required. Finally, the
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Company has also reviewed the process to pledge loans to the Federal Reserve Bank Discount Window to obtain additional funding if needed. For clarification purposes, the Company has not drawn on any funds from the Bank Term Funding Program nor pledged any loans to the Federal Reserve Bank Discount Window at this time.

2.What specific actions has the Company taken to enhance its monitoring of deposit flows and liquidity to ensure that it can detect any potential material changes?

Response: To enhance the monitoring of deposit flows and liquidity, the Company’s wire department is now tracking large outgoing wires and reporting these transactions to the Company’s executive management team immediately prior to the wires being released. In addition, the Company’s executive management team is now also reviewing the bank’s liquidity twice a week at its executive meetings. Finally, the Company’s daily liquidity report is now also being shared with two additional executives on the management team to better track liquidity on a daily basis.

We thank the Staff for its courtesies and consideration of the Company’s response. If the Staff needs any additional information or has any questions regarding the foregoing response, please do not hesitate to contact the undersigned at (404) 881-7411 or david.park@alston.com.

Sincerely,

/s/ David Park

David Park

cc: T. Heath Fountain, Chief Executive Officer and Acting Chief Financial Officer
James Lopez, Division of Corporation Finance, U.S. Securities and Exchange Commission

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